FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 13 January 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Statement re Ofcom's approach' sent to the London Stock Exchange on 13 January 2005 press release

PR0502

  mmO2 WELCOMES OFCOM'S NEW STRATEGIC APPROACH TO UK RADIO SPECTRUM MANAGEMENT

Released: 13 January 2005

The principles behind Ofcom's new, strategic approach to spectrum management in the UK, published today, have been welcomed by mmO2.

Commenting on the ten week consultative process, Peter Erskine, chief executive officer of mmO2, said: "We have called for a new approach to how radio spectrum is managed for several years, and believe that today's announcement by Ofcom has the potential to lead to a major transition to a market-based approach to spectrum management that will deliver long-term benefits for mobile consumers. As research conducted in the past 12 months by the CEBR shows, the UK mobile industry currently contributes more than 2.3 per cent to GDP, growing to 3 per cent by 2013, a fact born out of being the most competitive major market in Europe."

Allowing mobile operators to decide the best use for allocated spectrum rather than specifying its technological purpose will encourage greater product innovation and the further development of first-class customer services. Ofcom has made some initial proposals regarding 2G spectrum for further consultation and mmO2 looks forward to informing that debate. Clearly, there is a need in the future spectrum market for all licensees to have the same freedom to determine the best use of their spectrum and operate on a level playing-field.

mmO2 supports the view that a fair and equal marketplace should be established, giving existing mobile operators the same flexibility as potential new entrants, with any service obligations also being applied universally. In particular, mmO2 welcomes Ofcom's pragmatic position on the 3G roll-out obligation. mmO2 has consistently maintained that market demand should determine the pace and scope of network roll-out.

The consultation also addresses the possibility of newly auctioned licences having rolling terms after their initial fixed period. In order to preserve equality of treatment such proposals would also need to extend to all spectrum licensees in the future.

Peter Erskine concluded: "We look forward to working closely with Ofcom to further refine and implement these recommendations over the coming months and ensuring any changes are in the best interest of customers."

                                     -ends-

mmO2

mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

mmO2 Contacts:

David Nicholas                            Simon Gordon

Director of Communications                Press Relations Manager

mmO2 plc                                  mmO2 plc

david.nicholas@o2.com                     simon.gordon@o2.com

t: +44 (0) 771 575 9176                   t: +44 (0) 771 007 0698


          All mmO2 Group news releases can be accessed at our web site:
                              www.mmo2.com

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc


Date: 13 January 2005                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary